[SDNB Financial Corp. Letterhead]


Date:  July 15, 1996


SDNB FINANCIAL CORP. TO BE PURCHASED BY FBOP CORPORATION FOR $26.6 MILLION

For Immediate Release:

     San Diego, CA **** The board of directors of SDNB Financial Corp., holding company for San Diego National Bank, has approved the sale of the corporation to FBOP Corporation, a privately-held financial company that owns and operates community banks. The 15-year old bank and holding company were purchased for $26.6 million by the Illinois-based FBOP, which owns six other financial institutions in San Diego, Texas and Illinois.

     The announcement was made today by Murray L. Galinson, president and CEO of SDNB Financial Corp. The purchase is expected to be completed by first quarter 1997, pending shareholder and regulatory approval.

     Accordingly to Galinson, SDNB Financial Corp. shareholders will receive approximately $7.95 to $8.00 per share. "We will be able to serve more customers with a greater lending capacity, increasing from $2 million to approximately $20 million," said Galinson, adding that, "San Diego lacks locally headquartered banks that are large more

2-2-2-2 SDNB Financial Corp. Sale


enough to grow with their business customers, but not so large that they lose the flexibility to deliver individualized service. Now we can better fill that void, yet little else will change about the bank because San Diego National Bank will retain its name, board of directors and basic structure. This affiliation accomplishes our mission to be THE business bank in San Diego."

     During 1995 and 1996, FBOP Corporation acquired the San Diego branches of two financial Institutions, International Savings Bank and California Federal Savings Bank. The combined 10 branch offices are operating as Regency Savings Bank.

     "We like the mix of community-based banks, able to make decisions locally, that participate and belong to the community," said Robert M. Heskett, president of FBOP Corporation.

     FBOP Board Chairman Michael E. Kelly stated that he was impressed with San Diego's demographics. "We believe the county has a vibrant future. The economy is recovering, and while there are many big institutional banks, there is definitely a need for locally controlled, community-oriented banks with a stake in the local economy and businesses," he noted.

     "We have had a number of offers," said Galinson. "In addition to return to our shareholders, the key to the sale was the ability to retain autonomy and the professional team that we have built around the practice of personalized banking. In a letter to customers advising them of the sale, Galinson pointed out that, except for increased more

3-3-3-3 SDNB Financial Corp. Sale


capabilities, they will not even notice the change in ownership.

     "In our experience, people get lost in the financial supermarkets that are replacing community banks. We intend to perform and provide the same hometown service as we have in the past. Despite our purchase, unlike other bank mergers, there will not be branch closings, massive employee layoffs, or out-of-town 800 telephone numbers for customers who want information or have concerns," he added.

     Kelly stated that San Diego National Bank will continue its program of support for charities, the arts, and civic participation. "Wherever we have a financial institution, we become an active part of that city. We are community-oriented people and that is one of the reasons we were particularly attracted to San Diego National Bank."

     San Diego National Bank headquarters building is located on the corner of Kettner Blvd. and Ash Street. A South Bay branch office is located on "H" Street, in Chula Vista.


                                   ###